Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: February 8, 2021

Matterport | Gores Holdings VI

Matterport to be listed on Nasdaq through merger with Gores Holdings VI

Our market-leading platform turns buildings into data to deliver unparalleled property insights and analysis.

Matterport to be listed Transaction proceeds will be used to scale enterprise adoption across industry verticals, on Nasdaq through merger fuel international growth, invest in AI and spatial data R&D, and expand its network of platform with Gores Holdings VI partners and developers. Matterport is the spatial data company leading the digital transformation of the built world. Our market-leading platform turns buildings into data o deliver unparalleled property insights and analysis.

Ubiquitous Capture

- Breakthrough capture technology
- AI-powered 3D reconstruction
- Smartphone capture

Spatial Data Library

- Millions of buildings & spaces
- Billions of square feet captured
- Billions of 3D data points

AI Powered Insights

- Computer vision analysis
- Deep spatial indexing
- Search engine for buildings
- Deep learning analysis for "building Intelligence"

Start

Extensible Platform Ecosystem

- 3P software marketplace
- Developer & partner APIs
- Robust data services layer

The Clear Market Leader

First mover, first scaler advantage with robust patent portfolio

Groundbreaking digital twin technology with unmatched AI and deep learning

Rapid SaaS growth, strong retention and efficient subscriber acquisition

Global adoption in diverse industries with multiple upsell opportunities

Extensible platform expands ecosystem and 3rd party marketplace

Future revenue stream for spatial data insights and services

We offer the most powerful, immersive, accessible and easy-to-use spatial data platform in the world. Ubiquitous Capture Spatial Data Library AI Powered Insights Extensible Platform Ecosystem Breakthrough capture Millions of buildings & Computer vision analysis technology spaces 3P software marketplace Deep spatial indexing AI-powered 3D Billions of square feet Developer & partner APIs Search engine for reconstruction captured buildings Robust data services Smartphone capture Billions of 3D data points layer Deep learning analysis for “building Intelligence” The Clear Market Leader First mover, first scaler Groundbreaking digital twin Rapid SaaS growth, strong advantage with robust technology with unmatched retention and efficient patent portfolio AI and deep learning subscriber acquisition Global adoption in diverse Extensible platform Future revenue stream industries with multiple expands ecosystem and for spatial data insights upsell opportunities 3rd party marketplace and services

Key Metrics Subscribers (K) Spaces Under Management (M) $100M 250K+ 18x Subscriber Growth 100x Rest of Market run-rate revenue Customers 250 4.4 10B 13%+ Sq ft of Fortune 1000 captured 2.3 <10% 1.4 150+ of total revenue 40 Countries from top 10 and counting 14 customers 2018 2019 2020E 2018 2019 2020E Notes: Company estimates Revenue run rate based on Dec’20E Multiple vectors for continued growth Unlock the Expand International 3rd Party SaaS Flywheel Use Cases Expansion Marketplace Expand smartphone Scale enterprise Extend country-level Partner + developer capture penetration integration Introduce new Accelerate subscriber applications Scale global reach to 3rd party application growth new markets marketplace Acquire new, larger Scale Capture Services customers Unlock high density Scale spatial data property markets around services business the world

Proven leadership team with large-scale platform experience RJ Pittman JD Fay Jay Remley Jean Barbagelata Chief Executive Officer Chief Financial Officer Chief Revenue Officer Chief People Officer Dave Gausebeck Robin Daniels Japjit Tulsi Dave Lippman Co-founder, Chief Scientist Chief Marketing Officer Chief Technology Officer Chief Design Officer Transaction Summary Pro forma fully diluted enterprise value of $2.3 billion, 11.2x multiple of 2022E revenue; 7.0x 2023E revenue Current stockholders will retain ~75% ownership in public Matterport Transaction will result in approximately $615 million of cash added to the balance sheet to fund growth Combined company to have a market capitalization of approximately $2.9 billion

Disclaimer

We have prepared this document solely for informational purposes. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. You and your directors, officers, employees, agents and affiliates must hold this document and any oral information provided in connection with this document in strict confidence and may not communicate, reproduce, distribute or disclose it to any other person, or refer to it publicly, in whole or in part at any time except with our prior written consent. You acknowledge that you are (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably likely that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that you will neither use, nor cause any third party to use, this document or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. If you are not the intended recipient of this document, please delete and destroy all copies immediately.

In connection with the proposed business combination, Gores Holdings VI intends to file a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Gores Holdings VI, an information statement of Matterport, Inc. (“Matterport”) and a prospectus of Gores Holdings VI. The proxy statement/information statement/prospectus will be sent to all Gores Holdings VI and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of the Gores Holding VI’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holding VI may also file other documents regarding the proposed business combination with the Securities and Exchange Commission (the “SEC”). The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores Holding VI and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VI through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VI’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Gores Holdings VI and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Gores Holdings VI’s stockholders in connection with the proposed business combination. Information about Gores Holdings VI’s directors and executive officers and their ownership of Gores Holdings VI’s securities is set forth in Gores Holdings VI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI and Matterport, Inc., including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VI’s or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VI’s securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VI’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VI; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores Holdings VI’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VI’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores Holdings VI or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores Holdings VI’s securities on the NASDAQ; (viii) the price of Gores Holdings VI’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VI’s final proxy statement/information statement/prospectus contained in the Registration Statement, including those under “Risk Factors” therein, and other documents filed by Gores Holdings VI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VI and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VI nor Matterport gives any assurance that either Gores Holdings VI or Matterport will achieve its expectations.

This presentation contains financial forecasts for Matterport with respect to certain financial results for the Company’s fiscal years 2020 through 2025. Neither Gores Holdings VI’s nor Matterport’s (collectively, the “Companies”) independent auditors have audited, studied, compiled or performed any procedures with respect to the projections for the purposes of their inclusion in this document and, accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this document. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this document, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Matterport or that actual results will not differ materially from those presented in the prospective information. Inclusion of the projected information in this document should not be regarded as a representation by any person that the results contained in the prospective information will be achieved.

This document relates to a proposed business combination between Gores Holdings VI and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ADDITIONAL INFORMATION REGARDING THIS PRESENTATION AND CERTAIN FINANCIAL AND OTHER COMPANY METRICS CONTAINED HEREIN IS INCLUDED IN THE APPENDIX TO THIS PRESENTATION, AND RECIPIENTS ARE ENCOURAGED TO READ THE APPENDIX CAREFULLY.

We have prepared this document and the analyses contained in it based, in part, on certain assumptions and information obtained by us from the recipient, its directors, officers, employees, agents, affiliates and/or from other sources. Our use of such assumptions and information does not imply that we have independently verified or necessarily agree with any of such assumptions or information, and we have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. We and our affiliates and our and their respective officers, employees and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, that any transaction has been or may be effected on the terms or in the manner stated in this document, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any. Any views or terms contained herein are preliminary only, and are based on financial, economic, market and other conditions prevailing as of the date of this document and are therefore subject to change. We undertake no obligation or responsibility to update any of the information contained in this document. Past performance does not guarantee or predict future performance.

This document includes certain historical and forward-looking non-GAAP financial measures, including EBITDA. Matterport defines EBITDA as non-GAAP earnings before income taxes, depreciation and amortization. These non-GAAP measures are in addition to and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, net income, operating income or any other performance measures derived in accordance with GAAP. Matterport prepared these non-GAAP measures of financial results and believes that they provide useful supplemental information to investors about Matterport. Matterport’s management uses these non-GAAP measures to evaluate its historical and projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance and therefore Matterport’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. This document also contains certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Matterport is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated GAAP measures is included and no reconciliation of non-GAAP financial measures is included. Further, the financial information and data contained in this document does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in, or may be presented differently in, any registration statement to be filed in connection with any proposed transaction.

In this document, the Companies rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither of the Companies has independently verified the accuracy or completeness of any such third-party information.

This document may contain certain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this document may be listed without the TM, SM, © or ® symbols, but the Companies will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.